Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On November 4, 2021, the CEO of Embark, Alex Rodrigues participated in a live interview on ipo-edge.com. A copy of the transcript of this interview is set forth below.

IPO Edge, November 4, 2021

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Jarrett Banks, Editor-at-Large - IPO Edge: hello, and welcome to another IPO Edge fireside chat event I’m your host Jarrett Banks editor at large at IPO Edge I’m joined by my colleague Alexandra lane multimedia editor at IPO Edge.

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Jarrett Banks, Editor-at-Large - IPO Edge: Today we have a very exciting event with the CEO of Embark Trucks his name is Alex Rodrigues he's the co founder and CEO and this company is set to go public.

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Jarrett Banks, Editor-at-Large - IPO Edge: Through a SPAC with Northern Genesis Acquisition Corp II. that's NGAB be on the NYSE now, before we talked to Alex let's get through some quick housekeeping the great thing about these events, is that you the audience get to ask questions.

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Jarrett Banks, Editor-at-Large - IPO Edge: To our esteemed guests, and you can do that by submitting them via the zoom portal or emailing at editor at ipo hyphen edge com.

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Jarrett Banks, Editor-at-Large - IPO Edge: If you can't watch the whole thing or you want to watch it again a replay will be available about an hour after the live event here today, I know hyphen edge calm now we're going to watch a short video and I’m going to bring on Alex.

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Jarrett Banks, Editor-at-Large - IPO Edge: hi Alex how are you.

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Alex Rodrigues, CEO & Co-Founder - Embark: I’m good thanks for having me.

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Jarrett Banks, Editor-at-Large - IPO Edge: Great, thank you for joining us here today now Alex you have quite an impressive background.

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Jarrett Banks, Editor-at-Large - IPO Edge: I just want to go through just a little bit now you are from Canada, I won't hold that against you here today.

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Jarrett Banks, Editor-at-Large - IPO Edge: But you have a very impressive background in that you were a Peter Thiel fellowship recipient, as well as part of his y combinator incubator For those of you who are Silicon Valley savvy you will you will recognize these are some pretty prestigious.

IPO Edge, November 4, 2021

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Jarrett Banks, Editor-at-Large - IPO Edge: so Alex welcome please give us a an overview of the company and tell us what Embark is all about.

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Alex Rodrigues, CEO & Co-Founder - Embark: Sure yeah I’m excited to get to chat and think this should be a fun hour here.

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Alex Rodrigues, CEO & Co-Founder - Embark: Maybe I’ll start just quickly with my background and it flows into sort of what the company is all about so.

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Alex Rodrigues, CEO & Co-Founder - Embark: As you mentioned, I grew up in Canada light offense to your statement, but we'll let it pass and we.

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Alex Rodrigues, CEO & Co-Founder - Embark: I won a robotics world championship, when I was 15.

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Alex Rodrigues, CEO & Co-Founder - Embark: And then built the first self-driving vehicle in Canada, while studying mechanical engineering at Waterloo.

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Alex Rodrigues, CEO & Co-Founder - Embark: And that was like this little golf cart that we built that we ran around at the campus and so after building that came down in 2016 to San Francisco with my co founder brandon and a couple of other folks on our team.

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Alex Rodrigues, CEO & Co-Founder - Embark: And we started to build in 2016 Embark, and so, at this point, we had already been working in robotics for many years and in self-driving we'd already built to self-driving vehicles.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so, really, the question for us was how can we go from this interesting technology which at the time, there was a lot of interest.

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Alex Rodrigues, CEO & Co-Founder - Embark: But how do we really turn that into a product and so trucking really stood out to us as a unique opportunity, at a time when no one else was doing it so.

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Alex Rodrigues, CEO & Co-Founder - Embark: When we started out, it was very much a contrarian bet to build a trucking business everyone was thinking about.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: driverless cars, but we felt trucking really stood out and we'll I’m sure we'll get into this more today but, but at a very high level we saw the driver shortage, we saw the opportunity to have a really significant impact in delivery times by being able to drive 24 seven.

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Alex Rodrigues, CEO & Co-Founder - Embark: We saw the safety that this would be able to drive by having 360 degree and not needing to sleep or get distracted.

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Alex Rodrigues, CEO & Co-Founder - Embark: And we saw the fact that the technology was a better fit one of the things I learned from all my years doing competitive robotics was.

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Alex Rodrigues, CEO & Co-Founder - Embark: That really choosing a narrow application will lead to much more success than if you tried to kind of do a little bit of everything and so.

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Alex Rodrigues, CEO & Co-Founder - Embark: All of those reasons, really drove us to say we're not going to try and do everything we're going to pick a very specific product, and we think we can make a great product in trucking.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so that was you know 2016 very early in the self-driving world that that was kind of our thesis and what does that mean practically.

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Alex Rodrigues, CEO & Co-Founder - Embark: So basically, Embark is a software developer that makes software specifically to power driverless trucks.

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Alex Rodrigues, CEO & Co-Founder - Embark: And these trucks they don't drive everywhere, as I mentioned, we want to really narrow that focus, and so the trucks actually drive.

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Alex Rodrigues, CEO & Co-Founder - Embark: between cities, they don't go into urban courts, they drive on surface streets to get to the highway and then they drive on the interstate.

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Alex Rodrigues, CEO & Co-Founder - Embark: And what that means is that our software can really focus on those two types of roads, without needing to think about some of the craziest stuff that happens in downtown San Francisco or downtown New York.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: So we build that software, then we license it to fleet operators who actually are the ones who own and operate the trucks and then ultimately.

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Alex Rodrigues, CEO & Co-Founder - Embark: Do all of the operations where the driverless truck needs to hand off to somebody at the edge of the city so it'll drop the trailer you can kind of see.

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Alex Rodrigues, CEO & Co-Founder - Embark: That extra trailer in some of these videos you know drop off that trailer and then a local driver who can use just a regular trucker will come and pick it up and take it into the city Center if that's necessary.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so we then were like who are those fleets that people like DHL like KKnight Swift like Werner if you if you follow tracking those are obviously huge brand names in the trucking world.

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Alex Rodrigues, CEO & Co-Founder - Embark: And these are folks with thousands of trucks that are partnering with Embark, to be able to take our software incorporated within the larger context of their fleet and be able to scale up their operations.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so you think about where we're embarking is today we're just over 200 people.

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Alex Rodrigues, CEO & Co-Founder - Embark: We have a fleet of trucks that operate as part of our development operations today in self-driving mode moving freight commercially.

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Alex Rodrigues, CEO & Co-Founder - Embark: The key caveats there are they have a safety driver in them and they're operated today by us, so we partner with those fleets, but there's still sort of within our own and what's called nc number.

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Alex Rodrigues, CEO & Co-Founder - Embark: And you look at the transaction that we're talking about here so next week will be the vote very shortly thereafter you'll see closing and listing on NASDAQ.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: and

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Alex Rodrigues, CEO & Co-Founder - Embark: Basically, will be closing this transaction, which will value in market just over 5 billion.

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Alex Rodrigues, CEO & Co-Founder - Embark: or with the objective of funding the business to take that next step to take that development fleet that's moving freight today and.

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Alex Rodrigues, CEO & Co-Founder - Embark: Part work with our partners, the those names I announced to be able to do this at scale inside their operations there's a lot of pieces that are getting scaled up in order to support that sort of handoff and ultimately.

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Alex Rodrigues, CEO & Co-Founder - Embark: The software licensing into some of the biggest fleets in the country so that's the short version and let's dig in.

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Jarrett Banks, Editor-at-Large - IPO Edge: that's great and we definitely want to get into some more of these details, along with those partnerships with Luminar and DHL like you mentioned but let's start at the top, a why us back and why now.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah I think.

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Alex Rodrigues, CEO & Co-Founder - Embark: The line which our CFO Richard Hawa says, which I’m gonna borrow here is that over the last two years, you really seen specs become the premier funding vehicle for mobility companies, and so I think.

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Alex Rodrigues, CEO & Co-Founder - Embark: When we look at.

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Alex Rodrigues, CEO & Co-Founder - Embark: When we look at sort of why SPAC, it was almost a question of why not SPAC because these are really a product that has become the go to market.

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Alex Rodrigues, CEO & Co-Founder - Embark: For mature near mobility companies that have sort of the foundations in place, and I think the reason that we saw that being particularly useful for us was we have those foundation so Embark has the partnerships has the technology has the trucks in operation today.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: But when you really sit down with the investor being able to sit in the truck is one of those critical proof points.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so, when we thought about what's the most effective way to communicate the actual tangibility of the product to the public market being able to work with a world class SPAC franchise who has experienced in some of these more.

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Alex Rodrigues, CEO & Co-Founder - Embark: Challenging industrial businesses who can come sit in the truck experience it live and then be able to be an advocate for here's here's where the technology is going we've seen it up close in person.

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Alex Rodrigues, CEO & Co-Founder - Embark: That was a really key part of you know, our minds and being able to to tell the story effectively because, ultimately, I think, for self-driving seeing is believing.

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Jarrett Banks, Editor-at-Large - IPO Edge: that's great I’m going to bring in my colleague Alexandra and i'll be back for the Q and Answer portion later take it away Alexandra.

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Alexandra Lane, Multimedia Editor - IPO Edge: yeah and Alex it's so good to be with you a really exciting potential deployments of all of this technology that you've begun to implement in our huge trucking industry at least you know here in the United States alone.

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Alexandra Lane, Multimedia Editor - IPO Edge: So Embark was founded in 2016 you are about your 26 years old, tell us what you would say to critics who would say that you're too young you don't have proper experience what could you say to them.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah I think.

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Alex Rodrigues, CEO & Co-Founder - Embark: I think that the answer from our view is well before this we built the first self-driving vehicle in Canada it's not like we're.

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Alex Rodrigues, CEO & Co-Founder - Embark: brand new to this industry, the industry is new, but but i've been doing this for a really long time, and so I think that, ultimately, like I said, seeing is believing and we've been able to bring really world class members of the team to augment it.

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Alex Rodrigues, CEO & Co-Founder - Embark: And we've done that almost universally by putting people in the truck and they sit in the truck maybe they're skeptical whether it's.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: Whether it's about the fact that that Embark is focused just on trucking or whether it's the fact that we've been way more capital, efficient and competitors, and I think we put people in trucks and you know whether that's Knight Swift.

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Alex Rodrigues, CEO & Co-Founder - Embark: or that's the former Secretary transportation department Elaine Choa whose now an important member of our board of directors people monthly see the truck they don't have the doubts anymore.

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Alexandra Lane, Multimedia Editor - IPO Edge: Yes, any use you've secured 14,200 reservations for yourself-driving technology once you're commercially deployed you, as you just mentioned, you have.

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Alexandra Lane, Multimedia Editor - IPO Edge: quite an illustrious board on your side, including former transportation Secretary Elaine Chao tell us a bit more about these partnerships that you've security and you already mentioned some big names in the trucking industry, but maybe just a little elaboration on that.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah so maybe I'll speak to specific categories, because we have.

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Alex Rodrigues, CEO & Co-Founder - Embark: We have you know very different types of relationships, I think if we take a step back Embark is a company that really has focused on being doing what we're great at and then finding partners who can be great at the other pieces of rolling this out, we understand that.

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Alex Rodrigues, CEO & Co-Founder - Embark: Unlike building a website tracking is a relationship driven very complex industry and one where you really want the right people on your side and so we've spent a lot of time.

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Alex Rodrigues, CEO & Co-Founder - Embark: figuring out who's the right person to work with in different areas and actually that's kind of different than some of the competitors and bark is.

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Alex Rodrigues, CEO & Co-Founder - Embark: unique in that regard we're very clear where a software company and we're looking to build partnerships, and I think we've been very successful.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: So that that would say the two categories to speak to one is the fleet themselves so.

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Alex Rodrigues, CEO & Co-Founder - Embark: Working with some of the biggest fleets in the United States, who are partners of ours, who are ultimately going to be the owners and operators of the trucks and that's a very close relationship and so we've.

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Alex Rodrigues, CEO & Co-Founder - Embark: announced a number of the top 25 us fleets I mentioned some of the names there up front DHL Knight Swift Werner missy valley bison transport all huge names in the logistics world like that multi thousand truck fleets.

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Alex Rodrigues, CEO & Co-Founder - Embark: and

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Alex Rodrigues, CEO & Co-Founder - Embark: What we're doing with them to sort of make sure that they're ready to actually be able to roll out this technology is we're really engaging very deeply.

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Alex Rodrigues, CEO & Co-Founder - Embark: With the strategic planning and then also the the actual operational deployment, so you can think about we spend a lot of time.

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Alex Rodrigues, CEO & Co-Founder - Embark: Looking lane by lane with our partners, how is this actually going to roll out where do we need to build up capacity, where does Embark need to be testing to make sure that all lines up.

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Alex Rodrigues, CEO & Co-Founder - Embark: And that's sort of the the genesis of that that 14,200 reservations, is really sitting down and saying here's the rollout plan, we need to start getting commitments.

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Alex Rodrigues, CEO & Co-Founder - Embark: To be able to deliver against that and so being able to see those those come in, has been really gratifying.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: And then I would say that the second category of partner that we work with is on the manufacturing side so obviously the fleet has a really critical role, but you agree to also need to get the the software running on a truck, and so we work with.

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Alex Rodrigues, CEO & Co-Founder - Embark: Many of the major players in the manufacturing ecosystem, to make sure that our system is going to be compatible across the ecosystem.

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Alex Rodrigues, CEO & Co-Founder - Embark: And here again Embark is taking a fairly different approach we have relationships with folks like.

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Alex Rodrigues, CEO & Co-Founder - Embark: That F or comments that have makes steering columns that are run across the the major truck platforms commons the number one diesel manufacturer, the United States.

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Alex Rodrigues, CEO & Co-Founder - Embark: And both of those folks are people we work with in order to support in universal integration.

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Alex Rodrigues, CEO & Co-Founder - Embark: Of Embarks self-driving package, and so the area where it's what we do is pretty different is we have those relationships and that allows us to go back to the fleets.

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Alex Rodrigues, CEO & Co-Founder - Embark: and say we're going to work with you to build an integrate on the truck platform that you want, as opposed to telling them what truck platform, they need to buy.

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Alex Rodrigues, CEO & Co-Founder - Embark: And that's been something that I think is one of the key selling points that has made so many of the major fleets excited about working with Embark, and has allowed us to get reservations, for more than double sort of the next closest in the in the public markets.

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Alexandra Lane, Multimedia Editor - IPO Edge: yeah it's it yeah you've got a multi kind of pronged approach you know you've got partnerships on the private and sounds like public side.

IPO Edge, November 4, 2021

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Alexandra Lane, Multimedia Editor - IPO Edge: And you're your platform is a SAS platform services a software it utilizes what you call an asset light approach.

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Alexandra Lane, Multimedia Editor - IPO Edge: you're not building trucks you're building what goes in them, can you maybe speak to a bit more of the technology in a granular way for our more techie geeks listening in sure.

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Alex Rodrigues, CEO & Co-Founder - Embark: So to walk through.

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Alex Rodrigues, CEO & Co-Founder - Embark: sort of how you Embarks businesses, ultimately, the software.

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Alex Rodrigues, CEO & Co-Founder - Embark: And every piece of that software ends up being fairly sophisticated proprietary tech so it's not like you just have one layer it's actually a bunch of layers built on top of each other, and you can think about.

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Alex Rodrigues, CEO & Co-Founder - Embark: That really starts with selecting the right sensors and having the right hardware relationships we don't build sensors though we just we just partner and select them, then you layer On top of that.

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Alex Rodrigues, CEO & Co-Founder - Embark: Now you're bringing that data and you're processing it using machine learning and being able to do incredibly powerful extraction of really detailed information so we're able to figure out where the objects, but also where's the road where's the shoulder where is.

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Alex Rodrigues, CEO & Co-Founder - Embark: Where are the barriers and cones and signs all of that is being automatically extracted using our proprietary machine learning, then we do something called fusion and particular vision map fusion, where we incorporate all of that, with the map that was built ahead of time.

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Alex Rodrigues, CEO & Co-Founder - Embark: And you're doing that in a statistical way so there's this probabilistic process that evaluates all of the different sensory inputs and all of the pre existing data and that allows us to differentiate.

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Alex Rodrigues, CEO & Co-Founder - Embark: Is the situation that we can't see around this corner and and therefore we should use the map.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: Or do we have very good understanding of the lane markings, and the road and the map itself might be inaccurate because we just came up on a brand new construction zone.

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Alex Rodrigues, CEO & Co-Founder - Embark: and be able to incorporate all of that, statistically to do vision map fusion and ultimately create a view of the world, then that goes to our planet.

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Alex Rodrigues, CEO & Co-Founder - Embark: The planet is 1200 simulations a second looking at 60 seconds of the future industry leading time horizon to understand what the right action to take is.

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Alex Rodrigues, CEO & Co-Founder - Embark: And then planner goes to the control stack control stack feeds down into the actual truck system and so all of that top to bottom.

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Alex Rodrigues, CEO & Co-Founder - Embark: is something that they Embark had to build from scratch, but I think like the one that really stands out is that vision map fusion, which allows us to make map updates in milliseconds instead of days or weeks.

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Alexandra Lane, Multimedia Editor - IPO Edge: yeah no, thank you for, thank you for kind of going through those those steps it kind of helps me, you know someone like myself who just to kind of see more of an overview I’m talking about more of how you partner with these.

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Alexandra Lane, Multimedia Editor - IPO Edge: sensor you know your sensor partnerships, it was just announced the other day that you've now partnered with lumen are.

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Alexandra Lane, Multimedia Editor - IPO Edge: too happy, you know and how will this partnership further.

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Alexandra Lane, Multimedia Editor - IPO Edge: bring about better tech technological capabilities to your software.

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yeah.

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Alex Rodrigues, CEO & Co-Founder - Embark: So if you get a chance for those listening, if you get a chance, you should go look up the the blog posts that we do with lumina and there's a really, really cool video attached to it, where you can actually see.

IPO Edge, November 4, 2021

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Alex Rodrigues, CEO & Co-Founder - Embark: What we're doing in terms of identifying every single point that's coming out of that sensor to a specific class to understanding exactly what type of object, it is.

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Alex Rodrigues, CEO & Co-Founder - Embark: But the.

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Alex Rodrigues, CEO & Co-Founder - Embark: started to explain it without the video we've known lumina a really long time we've been using their sensors We were the first people to put a limit on a truck and i've known Austin the CEO there for for quite a while, because he's actually also a to fella so in in good company.

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Alex Rodrigues, CEO & Co-Founder - Embark: And the what we've done is really I mentioned Embarks a software company, and so we really focused on building amazing software.

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Alex Rodrigues, CEO & Co-Founder - Embark: On top of some of the best hardware products in the market and what we announced yesterday was was showcasing our ability to actually identify classes.

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Alex Rodrigues, CEO & Co-Founder - Embark: directly from that sensor data and so instead of trying to as some of some other players in the space are trying to get that class information like what type of object is this from.

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Alex Rodrigues, CEO & Co-Founder - Embark: The sensor itself and there's a technology called fmc w that has a lot of hype, and what we showed yesterday.

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Alex Rodrigues, CEO & Co-Founder - Embark: Is Embark is actually able to deliver better performance more classes off of aluminum sensor using machine learning.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so we built this very detailed machine learning model that actually allows us to really gain a deep understanding of what's going on.

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Alex Rodrigues, CEO & Co-Founder - Embark: And that's something that I think benefits from many years of data and experience working with these sensors and so that's where I think those hardware partnerships end up being.

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Alex Rodrigues, CEO & Co-Founder - Embark: incredibly valuable to allow us to have industry leading capabilities, but without having to spend all that money ourselves and instead leveraging some of the leaders here there we go.

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Alexandra Lane, Multimedia Editor - IPO Edge: yeah.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah I can I can actually talk to this really quickly, because I do.

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Alexandra Lane, Multimedia Editor - IPO Edge: Think it's great.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah cool um, so this is what we call full segmentation of lidar data so lidar is a 3D sensor it gives you these points in xyz.

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Alex Rodrigues, CEO & Co-Founder - Embark: And what you're seeing here is we're sort of adding in layers so you start with the Green and then you add each of the layers as you go along.

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Alex Rodrigues, CEO & Co-Founder - Embark: And what this allows us to do is, we can fuse that information in and understand a great deal about not just Okay, where Are there things, but what types of things are they aware the lane markings, where the cars were the signs and so that's been been super interesting.

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Alexandra Lane, Multimedia Editor - IPO Edge: yeah it's it's really fascinating and there's so much you know.

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Alexandra Lane, Multimedia Editor - IPO Edge: potential of possibility of how this could be deployed, you know I know you see you know you're focusing on the the trucking industry but it's really exciting to consider the you know the all the other possibilities of those were on the road.

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Alexandra Lane, Multimedia Editor - IPO Edge: Now I personally am definitely swayed by you know the technology and Ai on the road versus the normal you know fallible human being, with all the driver error, but what would you say to perhaps any critics who are nervous to.

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Alexandra Lane, Multimedia Editor - IPO Edge: You know, have driverless vehicles, this new notion of just technology kind of commanding the road.

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Alex Rodrigues, CEO & Co-Founder - Embark: I think, ultimately, we feel that we need to earn the trust of the public and that's something that we spend a lot of time working on and we are.

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Alex Rodrigues, CEO & Co-Founder - Embark: Incredibly, proud of our safety record to date and mark driven well over a million miles and we've never had a duty incident or accident, the best safety record in the industry.

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Alex Rodrigues, CEO & Co-Founder - Embark: So it's it's something that we don't we don't presume to the trust of the public, we really do think it's something that we need to earn and.

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Alex Rodrigues, CEO & Co-Founder - Embark: We take it very, very seriously, I do think that, over time, driverless has the potential to really be a game changer here you think about.

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Alex Rodrigues, CEO & Co-Founder - Embark: The sorts of things that caused crashes it's all a fairly limited set of of things right, we know what causes these whether it's drunk driving or its people being distracted or it's someone being too aggressive.

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Alex Rodrigues, CEO & Co-Founder - Embark: And what's amazing about driverless is because the whole fleet is able to learn from any individual experience.

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Alex Rodrigues, CEO & Co-Founder - Embark: There will be crashes over time right and there's that's an inevitability, if you have enough scale, but what you can do with driverless is every time there's a mistake.

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Alex Rodrigues, CEO & Co-Founder - Embark: You can learn from it, and then you can update every single vehicle so that mistake never happens again.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so the ability to to learn from every mistake that happens everywhere on the road is going to be absolutely transformational and I think you can see that.

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Alex Rodrigues, CEO & Co-Founder - Embark: In the aerospace industry, people are are nervous on planes, but not really rightly so, I think planes.

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Alex Rodrigues, CEO & Co-Founder - Embark: have a lot of scary fundamentals, but they're far safer than driving and a lot of that is because the airplane industry has done a great job so we're learning from mistakes and being able to drive.

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Alex Rodrigues, CEO & Co-Founder - Embark: incremental safety, so when we think about we sit down with regulators regulators talk about Vision Zero they want to get to zero road road road debts.

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Alex Rodrigues, CEO & Co-Founder - Embark: And it's very clear that the path of vision Vision Zero has to run through driverless because that's allows what allows you to take hold categories of mistakes out of the picture and continue to sort of drive that number down over time where today it's actually going up.

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Alexandra Lane, Multimedia Editor - IPO Edge: yeah that's a really interesting point I hadn't quite put those two together before how you know we as a public are so comfortable with this essentially a lot of auto piloting in our commercial aircraft, but.

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Alexandra Lane, Multimedia Editor - IPO Edge: You know, need a little bit more education to bring that about to our roads let's talk before we get into.

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Alexandra Lane, Multimedia Editor - IPO Edge: kind of how you see the future of the self-driving truck truck industry and how this is addressing a lot of supply chain issues that we've seen of late.

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Alexandra Lane, Multimedia Editor - IPO Edge: Your growth strategy let's talk a little bit more about some of the partnerships that even the private the private partnerships that you've you forged, and what that looks like moving forward.

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Alexandra Lane, Multimedia Editor - IPO Edge: What kind of contracts have you secured for deployment and deployment in that space.

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Alex Rodrigues, CEO & Co-Founder - Embark: And yes, I think we we we touched on this a little bit earlier Embarks.

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Alex Rodrigues, CEO & Co-Founder - Embark: Embarks customer is is the large fleets and we have 14,200 reservations to actually to actually deploy the technology from 24 to 2028.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so you look at sort of scaling this out across thousands of trucks we we already have in hand as a few years in advance of actually have the actual launch.

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Alex Rodrigues, CEO & Co-Founder - Embark: Those sort of commitments from from partners who are ready to put those out, I think one of the cool things that we've seen actually so we announced the reservation program three three weeks or so ago.

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Alex Rodrigues, CEO & Co-Founder - Embark: And since then we've actually gotten a lot of calls from shippers saying wow we would love to see this technology.

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Alex Rodrigues, CEO & Co-Founder - Embark: In our fleets can you connect us with the fleets that are deploying this and so we've seen even from sort of our customers customer a pretty overwhelming level of demand.

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Alex Rodrigues, CEO & Co-Founder - Embark: Because, as I mentioned it's not it's not just that this is going to be a cheaper way to move goods it's that this is also a safer way to move goods.

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Alex Rodrigues, CEO & Co-Founder - Embark: it's a more environmentally friendly way to move goods it's a faster way to move goods, where you can drive 24 hours a day, instead of being limited to 11 and then needing to stop.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so, when a shipper looks at that that's incredibly compelling value proposition if I’m shipping refrigerated goods to a store I get.

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Alex Rodrigues, CEO & Co-Founder - Embark: Two or three more days of shelf life if I’m shipping across the country just to give one example, and that's obviously transformational for those guys and so.

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Alex Rodrigues, CEO & Co-Founder - Embark: We really had demand coming all the way from the end customer.

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Alexandra Lane, Multimedia Editor - IPO Edge: You know and and self, and you know the trucking sector in the United States is a $700 billion industry how, how will this part in particular.

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Alexandra Lane, Multimedia Editor - IPO Edge: alleviate some of the supply chain issues that we've seen lately, you had you know previously said that it's a problem that is you know, perhaps being illuminated by our code lockdowns, but it did not start this past year, can you speak to that.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah.

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Alex Rodrigues, CEO & Co-Founder - Embark: The the origin of the supply chain, the problems that we're seeing today really does go back many years and is ultimately a demographics.

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Alex Rodrigues, CEO & Co-Founder - Embark: question, I think, as we sort of jump into this maybe i'll start off I think it's it's really important to realize that driverless trucks are not going to replace human drivers.

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Alex Rodrigues, CEO & Co-Founder - Embark: What they're going to do is augment human drivers and we have this very large shortage today, which is causing all sorts of problems across the economy.

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Alex Rodrigues, CEO & Co-Founder - Embark: And by adding driverless trucks into the mix we're going to be able to help alleviate that shortage, while at the same time creating better jobs.

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Alex Rodrigues, CEO & Co-Founder - Embark: and allowing everybody who's in the trucking industry today to retire as a trucker if they want to, and so I think when we think about the.

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Alex Rodrigues, CEO & Co-Founder - Embark: The shortage and understanding is that we're coming in and we're being able to to fill in that gap and make the whole industry more successful and I think, so to speak, specifically to the demographics question.

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Alex Rodrigues, CEO & Co-Founder - Embark: Today, most of the folks who move our goods are the same people that have been moving goods for 1020 sometimes 30 years it's actually really stark if you actually look up a graph so the age distribution of truckers.

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Alex Rodrigues, CEO & Co-Founder - Embark: decade by decade every decade you sort of have this hump that moves further and further to the right and what that's coming from.

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Alex Rodrigues, CEO & Co-Founder - Embark: Is younger people millennials don't want to be out on the road for three weeks at a time, they want.

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Alex Rodrigues, CEO & Co-Founder - Embark: To you know, some people are talking about hybrid work, but in the truck world it's not about remote work it's just about working in the same city.

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Alex Rodrigues, CEO & Co-Founder - Embark: Every day, so that you can go back to your own house in your own family.

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Alex Rodrigues, CEO & Co-Founder - Embark: And the fact that trucking demands people in long haul jobs go out across the country has made it really hard to recruit younger truckers and so that's created this growing driver shortage which was.

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Alex Rodrigues, CEO & Co-Founder - Embark: In the 10s of thousands already when we started in 2016 and it's just continued to grow from there.

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Alex Rodrigues, CEO & Co-Founder - Embark: And then having this big driver shortage means that anytime there's any disruption, where we say hey we need some search capacity from trucking.

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Alex Rodrigues, CEO & Co-Founder - Embark: Well it's just not there there isn't anybody to do it and that's what causes sort of this brittleness that you're seeing now in supply chains, and so I think what Embark is able to do is come in and make those jobs, a lot more attractive by.

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Alex Rodrigues, CEO & Co-Founder - Embark: All you take a.

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Alex Rodrigues, CEO & Co-Founder - Embark: lane that currently is not running for example from the port of La to someplace on the east coast and we're able to move that container instead of leaving and sitting there.

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Alex Rodrigues, CEO & Co-Founder - Embark: And you're able to create a job you know, a we have a local driver picking up the freight and La and then the driverless truck going out across the country and to be able to make that final delivery.

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Alexandra Lane, Multimedia Editor - IPO Edge: Yes, it's a yeah it's it's very exciting, I mean I as of now, I mean I’m in Los Angeles there's so many shipping containers just sitting waiting.

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Alexandra Lane, Multimedia Editor - IPO Edge: off the coast and obviously it speaks to a larger problem but it's amazing to think about the kind of solutions that this could solve let's talk a bit about Embarked growth strategy.

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Alexandra Lane, Multimedia Editor - IPO Edge: you've previously said, you know you've stated that you know there's 300 billion trucks on the road in the USA, so what are some of em barks targets, some of you know your market share targets and and and dates for achieving those.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah, let me just quickly correct that there are 300 billion miles driven by tracks in the United States on annual basis.

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Alex Rodrigues, CEO & Co-Founder - Embark: apologize that be a lot of trucks, have you like 1000 trucks per period that's.

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Right.

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Alex Rodrigues, CEO & Co-Founder - Embark: So there's 300 billion miles driven on an annual basis by by class eight trucks to deliver our freight and.

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Alex Rodrigues, CEO & Co-Founder - Embark: When we think about how do we scale into that I think this is where being asset light ends up being incredibly valuable so Embarks target customers are really the top hundred us fleets.

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Alex Rodrigues, CEO & Co-Founder - Embark: So how do we scale well today we already have customers representing more than 35,000 trucks, who do a lot of a lot of key freight movement, but how do we scale that up but we scale in three ways right The first one is.

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Alex Rodrigues, CEO & Co-Founder - Embark: You can add additional fleets so going out and making sales within that hundred bringing people into the partner development program which today we're very selective we really we have folks that we.

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Alex Rodrigues, CEO & Co-Founder - Embark: want to be in we haven't allowed and sort of really picking the right people but continuing to grow, that program over time.

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Alex Rodrigues, CEO & Co-Founder - Embark: Then the second way is by increasing penetration within those fleets, so please are buying new trucks and every year as the number of driverless trucks that they're actually adding into the fleet grows.

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Alex Rodrigues, CEO & Co-Founder - Embark: Number driverless lanes and we're able to grow within those leads and increase that penetration and then, finally, were able to grow with our partners.

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Alex Rodrigues, CEO & Co-Founder - Embark: So I think it's an interesting point is that we expect driverless will drive consolidation.

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Alex Rodrigues, CEO & Co-Founder - Embark: And it will drive growth of the biggest players in the fleet industry because they're actually able to benefit from those economies of scale and build up a larger network, now the benefits from driverless.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so, when our partners are successful we're successful they're able to be much more competitive faster safer, more environmentally sustainable.

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Alex Rodrigues, CEO & Co-Founder - Embark: And, and that means that, on the lanes that they're running driverless they can pick up more of that market share and that of course benefits all of us, and so.

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Alex Rodrigues, CEO & Co-Founder - Embark: We think about Embark being asset light it means we're able to grow exponentially, instead of having to buy a truck for every truck that goes on the road.

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Alex Rodrigues, CEO & Co-Founder - Embark: we're able to increase the number of fleets, at the same time as we increase the penetration within those fleets, at the same time as the fleets themselves continue to grow.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so we're able to have software like growth and that's ultimately why we talked about the software as a service business.

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Alexandra Lane, Multimedia Editor - IPO Edge: Yes, and we've got some really good audience questions coming in, we would encourage our audience to keep submitting those questions.

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Alexandra Lane, Multimedia Editor - IPO Edge: I’m going to hand it back over to my colleague Jared to kind of start that going thanks so much for you know all your really great explanations Alex is clear that you are definitely very adept with you know this, this whole industry at large and also really promising.

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Alexandra Lane, Multimedia Editor - IPO Edge: deployments for Embark in the future, moving forward.

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Jarrett Banks, Editor-at-Large - IPO Edge: Alexandra and I just want to remind everybody how to vote as Alex said earlier that deadline is coming up on November eight, you can see, the information here.

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Jarrett Banks, Editor-at-Large - IPO Edge: about how to vote there's a phone number, as well as an email address, so please do remember to vote if you own shares in the spac and as a reminder for anybody who doesn't know those.

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Jarrett Banks, Editor-at-Large - IPO Edge: shares in the spec will automatically convert into shares of Embark after after the company goes public so we've got several great questions here let's get to a few of them.

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Jarrett Banks, Editor-at-Large - IPO Edge: here's one can you talk more about the technology, what type of modifications, do you do to the trucks and how different is this technology with the current self-driving cars.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah great question so you can think about the the there really being two aspects, the technology, you have the base vehicle.

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Alex Rodrigues, CEO & Co-Founder - Embark: which needs to be redundant and then so nice to have computer redundant computer control and then you have your autonomy package which sits on top of that, so that's the sensors and compute and the software that runs within it.

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Alex Rodrigues, CEO & Co-Founder - Embark: Embark.

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Alex Rodrigues, CEO & Co-Founder - Embark: focus is really on the autonomy package, so we have a strategy called Embark universal interface.

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Alex Rodrigues, CEO & Co-Founder - Embark: Where we've developed in autonomy baggage that has the flexibility to sit on top of multiple different redundant platforms, you can actually see behind me.

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Alex Rodrigues, CEO & Co-Founder - Embark: You know, two different tracks from two different manufacturers that are in the process of getting the autonomy package at it.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so you think about sort of what changes we sit down with the big fleet we work with them to make sure that the basis spec is going to be compliant is going to meet that.

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Alex Rodrigues, CEO & Co-Founder - Embark: redundant based platform requirements, and then we work with them to have the autonomy package added that can be added as an update, ultimately, the goal is for it to be added in the factory and multiple different oem partners.

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Alex Rodrigues, CEO & Co-Founder - Embark: and

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Alex Rodrigues, CEO & Co-Founder - Embark: So that's sort of how you think about actually getting added you start based vehicle you add the the technology packet.

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Alex Rodrigues, CEO & Co-Founder - Embark: I think it actually differs, a great deal from what you see on the self-driving car side which, which I think is quite interesting.

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Alex Rodrigues, CEO & Co-Founder - Embark: You know it's notable that basically all the self-driving car efforts focus almost exclusively on city centers and on the interesting problems there.

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Alex Rodrigues, CEO & Co-Founder - Embark: At a company like way mo, which is obviously very well known for their self-driving car program the lead the most leading edge self-driving cars don't actually go on the highway.

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Alex Rodrigues, CEO & Co-Founder - Embark: So there they don't even go above 45 miles an hour versus Embark really focuses on the exact opposite side of situation, so we don't go into the city Center.

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Alex Rodrigues, CEO & Co-Founder - Embark: But we do operate on highways and on surface streets outside of the city in order to allow us to get to and from those important points within the logistics ecosystem.

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Alex Rodrigues, CEO & Co-Founder - Embark: And, and so that difference in what you're trying to do really drives a lot of important differences in how the technology works and i'll point to to.

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Alex Rodrigues, CEO & Co-Founder - Embark: The first is in the actual hardware components you select so Embark, has been able to select hardware components that.

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Alex Rodrigues, CEO & Co-Founder - Embark: Give us a much more complete system in terms of getting access to a lot more space and a lot more power.

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Alex Rodrigues, CEO & Co-Founder - Embark: Because we can do in a truck, which is a much larger, more powerful vehicle things that you can't do in a car, and so we have much more flexibility with the components, we actually add.

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Alex Rodrigues, CEO & Co-Founder - Embark: And the second one is vision map fusion so Embark has really invested heavily in making sure that we can drive.

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Alex Rodrigues, CEO & Co-Founder - Embark: without needing to have an up to date map for every chunk of road, as it happens, and you can kind of think about why is that important well.

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Alex Rodrigues, CEO & Co-Founder - Embark: This is one of the most important problems in highways, because there isn't always a detour available, so you always need to be able to drive through it in cities, there always is a detour available.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so, our competitors really haven't focused on that so Embark has a patent pending technology that allows us to make updates on the truck in milliseconds.

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Alex Rodrigues, CEO & Co-Founder - Embark: and drive through on mapping instruction, which is something that you don't see people doing on the self-driving car side and is actually proprietary to Embark at this point.

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Jarrett Banks, Editor-at-Large - IPO Edge: And just on that we do have a question about the How does vision map fusion compare with hd maps to rival views.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah see you can think about vision map Fusion is kind of a layer that sits on top so hd maps are the manual way of solving this problem at you send a vehicle out record the data.

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Alex Rodrigues, CEO & Co-Founder - Embark: you send it back to a central place it rebuild the map and then you ship the map out to all the vehicles, so you have this sort of centralized update loop.

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Alex Rodrigues, CEO & Co-Founder - Embark: That takes on the order of days to weeks at competitors and what Embark is done is we've removed all of that, and instead we start with.

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Alex Rodrigues, CEO & Co-Founder - Embark: What we call a road geometry map, which is something that can be built much more easily ahead of time and then we have a layer that sits on top of that mapping.

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Alex Rodrigues, CEO & Co-Founder - Embark: That allows us to make corrections in real time at the edge so that's what vision map fusion does it's actually taking.

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Alex Rodrigues, CEO & Co-Founder - Embark: Additional information which Embark has is able to extract, for example, that lidar data that we looked at earlier.

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Alex Rodrigues, CEO & Co-Founder - Embark: Where you're actually able to see here's what the road looks like in real life, as opposed to what it looked like two, three weeks ago, when someone came to map it.

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Alex Rodrigues, CEO & Co-Founder - Embark: And then we're able to take that and we're actually able to make adjustments to the map as the truck drives so that's really the big difference vision map fusion allows you to do this in real time at the edge.

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Alex Rodrigues, CEO & Co-Founder - Embark: hd mapping means that any correction needs to be made centrally and it's going to take days or weeks.

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Alexandra Lane, Multimedia Editor - IPO Edge: Right yeah.

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Alexandra Lane, Multimedia Editor - IPO Edge: we've got a question about what are Embarks plans for your international growth.

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Alex Rodrigues, CEO & Co-Founder - Embark: So I don't know that there's too much I can share on this at the moment, and what i'll say is that Embark today is very focused on our first market in the US Sunbelt and then expanding that to the rest of the country.

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Alex Rodrigues, CEO & Co-Founder - Embark: and Embark is a company that believes focus matters, and so we want to see, and I don't think the market size really is a limiting factor for us, we have.

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Alex Rodrigues, CEO & Co-Founder - Embark: An absolutely gigantic market here in the United States, and so, in the next few years that's going to be our focus That said, I think this is transformational technology.

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Alex Rodrigues, CEO & Co-Founder - Embark: it's what i've dedicated my life to, and I want to see it having the maximum impact that it can, and so, over time, I think, in all markets where.

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Alex Rodrigues, CEO & Co-Founder - Embark: there's a a good business case we will be very excited to bring this technology there, but making sure to do that in a thoughtful methodical way.

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Alexandra Lane, Multimedia Editor - IPO Edge: yeah and we've kind of got another question that came in along those lines of international and, of course, you know your first market being the USA.

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Alexandra Lane, Multimedia Editor - IPO Edge: How easily will driverless trucks, be able to be deployed across state lines or do you see large federal level regulatory hurdles on that.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah I think people are often.

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Alex Rodrigues, CEO & Co-Founder - Embark: positively surprised when they learn sort of what the current regulatory framework looks like so today in 24 states and at the federal level it's legal to operate driverless trucks commercially without a safety driver, so you can run in 24 States today.

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Alex Rodrigues, CEO & Co-Founder - Embark: and obviously Embark is very active in those other states, and we think about there's 42 States that allow some level of testing or commercialization.

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Alex Rodrigues, CEO & Co-Founder - Embark: And we expect to see that continue to harmonize, especially with the Federal Government being on the side of allowing deployment and so even.

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Alex Rodrigues, CEO & Co-Founder - Embark: Even today, you see.

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Alex Rodrigues, CEO & Co-Founder - Embark: A actually fairly favorable regulatory environment, and one that that we see a pretty clear path to to expanding across the country.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right another good one, is there a plan to manage or possibly increase fuel range on driverless vehicles that may have cross country routes.

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Alex Rodrigues, CEO & Co-Founder - Embark: So that's a really interesting question, and so you end up kind of splitting the difference here.

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Alex Rodrigues, CEO & Co-Founder - Embark: So driverless trucks will likely have a little bit more fuel range than a manual truck.

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Alex Rodrigues, CEO & Co-Founder - Embark: Because manual trucks are usually sort of 12 and a half hours of range because 11 hours is the maximum that you would ever do in a day and so they'll they'll typically kind of set the amount of fuel, based on the limits that exists for the human driver.

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Alex Rodrigues, CEO & Co-Founder - Embark: For driverless truck we want to see that number, be a little bit higher and it's very easy to do you can spec.

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Alex Rodrigues, CEO & Co-Founder - Embark: You can spec the fuel tanks to kind of any size, you want, we actually have trucks that can drive across country without needing to refill.

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Alex Rodrigues, CEO & Co-Founder - Embark: The downside of getting it quite that large is now you're carrying a lot of weight at the very beginning, and so you have to strike a good balance.

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Alex Rodrigues, CEO & Co-Founder - Embark: And one of the things that we think is really exciting is you can with just a handful of strategically located spots to fill up.

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Alex Rodrigues, CEO & Co-Founder - Embark: be able to basically cover the entire country and so we have we sort of see that as as probably the right compromise a little bit more fuel on board and then key real estate partnerships.

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Alex Rodrigues, CEO & Co-Founder - Embark: With folks like, for example, pilot flying J who operates 800 truck stops and is certainly very, very excited about the opportunity to see driverless trucks coming to those those locations.

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Jarrett Banks, Editor-at-Large - IPO Edge: Okay.

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Jarrett Banks, Editor-at-Large - IPO Edge: How far ahead of the competition are you and could you catch up anytime could they catch up anytime soon and how do you keep the lead.

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Alex Rodrigues, CEO & Co-Founder - Embark: So Embark is the longest running self- driving truck program in the United States we've been doing this, since 2016.

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Alex Rodrigues, CEO & Co-Founder - Embark: And significantly longer than like somebody like like an aurora are women who are pretty new to the space, and so I think.

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Alex Rodrigues, CEO & Co-Founder - Embark: we've been able to build a pretty meaningful lead using that time, especially on some of the most challenging and important problems specific to tracking.

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Alex Rodrigues, CEO & Co-Founder - Embark: Do you think about something like vision map fusion, which has been years in the making and is now.

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Alex Rodrigues, CEO & Co-Founder - Embark: is now patent pending something that our our competitors haven't even sort of started the initial steps of actually building out a technology like that.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so I think there's a significant lead, especially on the most challenging problems for trucks that said.

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Alex Rodrigues, CEO & Co-Founder - Embark: I don't think that Embark is a company that's maniacally focused on being being sort of first at the beginning, right I think what we want to be is.

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Alex Rodrigues, CEO & Co-Founder - Embark: The highest quality partner to the most fleets in the long term, and so you absolutely want to be one of the first, and I think that today we're.

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Alex Rodrigues, CEO & Co-Founder - Embark: The ones with the most experience and a leading position to actually bring this to market.

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Alex Rodrigues, CEO & Co-Founder - Embark: At the same time, I think our our focus is really on building a great product that's going to be highly scalable.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so I don't necessarily spend my time worrying about the competition catching up by spend my time worrying about building a product that is actually going to be in demand from some of the biggest fleets.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right you explain how you're able to partner with all the big oem original equipment manufacturers, but some of your competition is not able to.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah so Embark really has a very different strategy when it comes to oem manufacturing and so you see some of our competitors.

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Alex Rodrigues, CEO & Co-Founder - Embark: Try to pick a single oem and kind of use that as their wedge into the industry.

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Alex Rodrigues, CEO & Co-Founder - Embark: And bark thinks that that that's the wrong approach, we, we think that the fleets are ultimately the ones who need to be bought in here.

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Alex Rodrigues, CEO & Co-Founder - Embark: And I think something a lot of people don't know is that in the trucking industry.

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Alex Rodrigues, CEO & Co-Founder - Embark: The fleets are really the ones that decide on the vehicle design, which is sort of counterintuitive if you're used to buying a car, where you of course don't tell Toyota what the car is supposed to look like.

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Alex Rodrigues, CEO & Co-Founder - Embark: But in the trucking industry that's actually exactly how it works, the big fleets are, for example, building relationships directly with comments, who is the independent engine manufacturer.

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Alex Rodrigues, CEO & Co-Founder - Embark: And then getting a cummins engine spec into all of their different oem vehicles and so when we look at how that played out in the engine world.

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Alex Rodrigues, CEO & Co-Founder - Embark: commons is the independent manufacturer, there are lots of sort of people that tried to go just through one oem.

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Alex Rodrigues, CEO & Co-Founder - Embark: But come into the largest and most successful, and so we see that approach being the right approach to take for driverless as well, where.

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Alex Rodrigues, CEO & Co-Founder - Embark: Really, the fleet's being the right entry point and I think Embark is showing pretty conclusively that that we've been able to build those relationships with the largest and most important fleets in the United States.

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Jarrett Banks, Editor-at-Large - IPO Edge: And you've got some massive names investors like sequoia tiger global in your pipe are they expected to be involved as advisors or purely passive.

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Alex Rodrigues, CEO & Co-Founder - Embark: The head of growth, investing for sequoia is going to be on the board of directors so very excited about having them.

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Alex Rodrigues, CEO & Co-Founder - Embark: be very involved in the business they've been involved with us for a number of years and.

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Alex Rodrigues, CEO & Co-Founder - Embark: I’m really excited to see them being a big investor in the pipe and being a long term supporter and they actually announced, I don't know if people follow this in the public world.

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Alex Rodrigues, CEO & Co-Founder - Embark: there's actually kind of an interesting announcement out of sequoia in the last couple of weeks they're redoing their fund structure so that they can continue to participate in the upside of companies, once they go public.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so that's you know the the type of partner that we're really excited about and I think everybody who's on the CAP table sees this as a.

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Alex Rodrigues, CEO & Co-Founder - Embark: really just one step along the road and there's a lot of growth left out in the future that people are are looking forward to.

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Jarrett Banks, Editor-at-Large - IPO Edge: Great here's another one, what is the software license fee per truck.

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Alex Rodrigues, CEO & Co-Founder - Embark: it's not on a project basis it's actually on a per autonomous mile basis, so the software license fee.

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Alex Rodrigues, CEO & Co-Founder - Embark: Is a little bit of a complicated structure, but while we can be the simplest way to put it is it's basically 30 to 40 cents per mile depending on length of all up to 44 cents a mile if we're delivering directly to the warehouse.

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Jarrett Banks, Editor-at-Large - IPO Edge: How much more do you need to do in the way of safety tests.

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Alex Rodrigues, CEO & Co-Founder - Embark: Safety is obviously critically important to us, and we continue to to invest in testing safety across all different modalities.

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Alex Rodrigues, CEO & Co-Founder - Embark: So that's on the road, but it's also happening at the track it's also happening in simulation it's also happening in the lab and so we're continuing to do safety testing.

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Alex Rodrigues, CEO & Co-Founder - Embark: And I expected that something that's just going to increase that's not going to be something that ever stops I mentioned earlier on.

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Alex Rodrigues, CEO & Co-Founder - Embark: You know, even at even when you're much better than a human you still want to be identifying those one in a million situations that occur.

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Alex Rodrigues, CEO & Co-Founder - Embark: and being able to learn from that and make the system safer still and so safety testing is part of our DNA and it's our first core value and it's something that we're going to continue to refine and scale up.

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Jarrett Banks, Editor-at-Large - IPO Edge: Great can you talk more about which companies might be the best comps for evaluation and then, of course, how you differentiate yourself.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah so they're basically four players at scale in the space.

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Alex Rodrigues, CEO & Co-Founder - Embark: In order of when they joined and first started working on trucks it's ourselves too simple way mo and aurora.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so Embarked being the oldest of that group and the one that really established a lot of the key fundamentals of the industry.

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Alex Rodrigues, CEO & Co-Founder - Embark: And I would say they're all very different companies right there's a common vision for the value self-driving trucks can deliver.

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Alex Rodrigues, CEO & Co-Founder - Embark: But going about it in very, very different ways right I think Embark is really unique in that we're focused exclusively on tracking.

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Alex Rodrigues, CEO & Co-Founder - Embark: And we're a asset light software player, as opposed to trying to own and operate the trucks and that's those two things together, something that is really unique to Embark.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so there are competitors are often building very different businesses, even if one of those offshoots is is a similar.

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Alex Rodrigues, CEO & Co-Founder - Embark: Similar action in the trucking world, but I think we've we're certainly very gratified by the level of support we get from from the trucking universe.

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Alex Rodrigues, CEO & Co-Founder - Embark: And I do think we're sorry when you look at the the valuations there that Embark is is well positioned given how we decided to price this back.

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Alex Rodrigues, CEO & Co-Founder - Embark: To be at a an attractive price relative to some of the cons.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right, how did you arrive at the estimates for revenue and gross profit out in 2024 25.

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Alex Rodrigues, CEO & Co-Founder - Embark: So I can't share too much more than what's in the presentation, for obvious reasons, but sort of to give you a little bit of the background color.

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Alex Rodrigues, CEO & Co-Founder - Embark: These are really based on both a top down and bottom up, analysis and so at the top down we're looking at the actual rollout plan the lanes the purchasing volumes and sort of what's required to achieve.

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Alex Rodrigues, CEO & Co-Founder - Embark: sort of certain penetration within the geographies that we're rolling out and then from the bottom up we're looking at our own funnel and our partners and.

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Alex Rodrigues, CEO & Co-Founder - Embark: Although the 14,200 reservations weren't announced at the time that we were running to the bite process, we of course had.

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Alex Rodrigues, CEO & Co-Founder - Embark: Had sort of high level indications for our partners about how they were thinking about rolling out and what that scale was going to look like and so we're sanity checking the the top down model with with that bottom up information.

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Jarrett Banks, Editor-at-Large - IPO Edge: on it.

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Jarrett Banks, Editor-at-Large - IPO Edge: Since you drop off the trailers do the operators need a fleet of special trailers with sensors at all.

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Alex Rodrigues, CEO & Co-Founder - Embark: So we actually don't put any sensors on the trailer that's actually a really good question so one of the things you have to do, uniquely for driverless trucks is all the sensors go on the tractor and the front part and that's pretty important actually because.

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Alex Rodrigues, CEO & Co-Founder - Embark: People are always picking up and dropping off trailers in the trucking industry, and so the company that owns the truck isn't necessarily the one that owns the trailer.

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Jarrett Banks, Editor-at-Large - IPO Edge: got it.

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Jarrett Banks, Editor-at-Large - IPO Edge: We are running out of time i'll try to get to as many of these questions as I can, but we will make sure that Alex does get a copy of these questions.

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Jarrett Banks, Editor-at-Large - IPO Edge: If we're not able to ask them here today here's another one, is there a minimum requirement that a fleet is required to maintain as far as maintenance and age of vehicle over and above government regulations, to use your software and hardware.

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Alex Rodrigues, CEO & Co-Founder - Embark: So one of the things that's really cool about having this sort of next level of autonomy and intelligence in the truck.

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Alex Rodrigues, CEO & Co-Founder - Embark: Is that we're actually able to monitor a lot more things about the truck in software, then people have been able to do, historically and so there's going to be a lot of automated.

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Alex Rodrigues, CEO & Co-Founder - Embark: testing and validation to ensure that we're actually meeting the maintenance standards that are required to make these vehicles safe.

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Alex Rodrigues, CEO & Co-Founder - Embark: And I actually think this will be a really great opportunity to be able to push standards even higher than what you see with sort of spot checks on the side of the road.

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Alex Rodrigues, CEO & Co-Founder - Embark: You kind of think about what what we do for ABS, right now, where there's a an actual ABS light, but we're going to be able to extend that concept to cover a whole variety of system checks on every vehicle that's running our software.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right.

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Jarrett Banks, Editor-at-Large - IPO Edge: tell us more about some of the directors and advisors, you have, and specifically elaine Chao what can she do to help.

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Alex Rodrigues, CEO & Co-Founder - Embark: embargo is a really amazing group of directors and advisors.

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Alex Rodrigues, CEO & Co-Founder - Embark: This includes on the advisory side.

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Alex Rodrigues, CEO & Co-Founder - Embark: The CEO and coo and former executives from some of the biggest fleets, some of the biggest vehicle manufacturers.

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Alex Rodrigues, CEO & Co-Founder - Embark: For example, the former CEO of Commons the engine company whose strategy I mentioned earlier he's actually on our advisory board and so that somebody that is really able to help inform the work we do there and then, of course, one of the best known folks that that.

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Alex Rodrigues, CEO & Co-Founder - Embark: has a very high public profile is the secretary chow who's both the former Secretary transportation in the former Secretary of Labor.

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Alex Rodrigues, CEO & Co-Founder - Embark: and obviously Labor and transportation regulations are two areas that Embark cares very deeply about and we're really excited to be able to work with the foremost expert on government policy and how we actually need to to collaborate instead of instead of.

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Alex Rodrigues, CEO & Co-Founder - Embark: Instead of being conflict with regulators, which has long been our strategy, and so we think having the foremost expert in that policy area on our board director is incredibly valuable.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right, you mentioned the partnership with Luminar the lidar company now there are a lot of lidar companies out there you have an exclusive partnership are there other liner companies that you partner with.

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Alex Rodrigues, CEO & Co-Founder - Embark: yeah Embark is constantly evaluating sensors and we have a whole pipeline of sensors that we have that there were looking at and running tests on to ultimately come to the the decision that that we have to incorporate the luminary sensor in the next generation of our hardware.

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Alex Rodrigues, CEO & Co-Founder - Embark: And so, this is something that is obviously an ongoing process, just like any manufacturer what i'll say is that I think Luminar, in our view, has by far the best performing and by far the most mature lidar platform today and that's why we chose to use them.

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Jarrett Banks, Editor-at-Large - IPO Edge: Fantastic well, we are running out of time, but I do want to make sure that everyone sees this screen just one more time out of vote.

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Jarrett Banks, Editor-at-Large - IPO Edge: You can see the improvement there that deadline once again 1159 Eastern time on November eight my thanks to Alex Rodriguez the CEO and co founder of Embark, and thank you to my colleague Alexandra lane, and thank you to all the viewers who watched today.

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Jarrett Banks, Editor-at-Large - IPO Edge: We really appreciate it and take care, everyone.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and in the registration statement on Form S-4 and definitive proxy statement/prospectus and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

IPO Edge, November 4, 2021

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. The Registration Statement has been declared effective, and Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions are set forth in Northern Genesis 2’s proxy statement/prospectus filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K and Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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